SULLIVAN & CROMWELL LLP

A LIMITED LIABILITY PARTNERSHIP

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FRANKFURT * PARIS

LOS ANGELES * NEW YORK * PALO ALTO * WASHINGTON, D.C.

BEIJING * HONG KONG * TOKYO

MELBOURNE * SYDNEY

September 8, 2016

Mr. H. Roger Schwall,
Assistant Director, Office of Natural Resources,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549.

Re:	Statoil ASA Form 20-F for Fiscal Year Ended December 31, 2015 and Form 20-F/A for Fiscal Year Ended December 31, 2015 File No. 001-15200

Dear Mr. Schwall:

I refer to your comment letter dated September 7, 2016 to Mr. Hans Jakob Hegge of Statoil ASA (the "Company") and my telephone call with Wei Lu on September 8, 2016 regarding the due date for responding to your letter.  The Company requests an extension of the due date in order to have sufficient time for compilation and review by the Company and its advisers of the responses to the Staff's comments.  The Company confirms that it intends to submit its responses to the Staff's comments by October 5, 2016.

The Company appreciates your cooperation in extending the deadline for its response.

Very truly yours,

/s/ Kathryn A. Campbell
Kathryn A. Campbell

cc:	Ethan Horowitz, Branch Chief
Wei Lu, Staff Accountant
John Hodgin, Petroleum Engineer
(Securities and Exchange Commission)

Hans Jakob Hegge
(Statoil ASA)

Sullivan & Cromwell LLP carries on business in England and Wales through Sullivan & Cromwell MNP LLP, a registered limited liability partnership established under the laws of the State of New York.

The personal liability of our partners is limited to the extent provided in such laws. Additional information is available upon request or at www.sullcrom.com.

Sullivan & Cromwell MNP LLP is authorized and regulated by the Solicitors Regulation Authority (Number 00308712).

A list of the partners' names and professional qualifications is available for inspection at 1 New Fetter Lane, London EC4A 1AN. All partners are either registered foreign lawyers or solicitors.